CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.
                       Ratio of Earnings to Fixed Charges
                               Twelve Months Ended
                             (Thousands of Dollars)


                                                 DECEMBER             DECEMBER
                                                     1998                 1997
                                                ---------            ---------

Earnings
 Net Income                                      $745,140             $712,823
 Federal Income Tax                               327,805              357,100
 Federal Income Tax Deferred                       95,140               31,450
 Investment Tax Credits Deferred                   (8,710)              (8,830)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,159,375            1,092,543

Fixed Charges*                                    345,513              353,689
                                               ----------           ----------


    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,504,888           $1,446,232
                                               ==========           ==========




* Fixed Charges

 Interest on Long-Term Debt                      $294,894             $306,109
 Amort. of Debt Discount, Premium & Expense        13,777               12,049
 Interest on Component of Rentals                  18,442               18,448
 Other Interest                                    18,400               17,083
                                               ----------           ----------

    Total Fixed Charges                          $345,513             $353,689
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.36                 4.09